001

MOLSON

File No. 82-2954

March 31, 2004

04024045

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING RECEIVED APR 01 2004 WASH. D.C. 158 SECTION

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

Carole Gagnon
Corporate Administrator

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

Encl.

4/5

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
490	▪ Report Form 1 – Change in Outstanding and Reserved Securities filed with the TSX for February 2004	Mar. 9/04	003
	▪ Press Release titled "Molson Pursues Share Repurchase Program"	Mar. 10/04	010
	▪ Press Release titled "Molson Gains Greater N.A. Market Depth with Appointment of New Chief Operating Officer"	Mar. 15/04	011
	▪ Letter to the Quebec Securities Commission with Notice according to Articles 189.1.2 and 189.1.3 (Quebec) in regard to a Normal Course Issuer Bid	Mar. 19/04	012

Gagnon, Carole

From:	Gagnon, Carole
Sent:	March 9, 2004 15:42
To:	'advisoryaffairs@tsx.com'
Subject:	Form:1 - Change in Outstanding and Reserved Securities - February 2004

Please find attached the above report for Molson's MOL.A and MOL.B shares for the month of February 2004.

TSE - 04-Feb - MOLA.doc (179 K...

TSE - 04-Feb - MOLB.doc (145 K...

Do not hesitate to contact me if you have any questions.

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

FORM: 1 | Company Name: MOLSON INC. Stock Symbol: MOL.A

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**104,946,525**
ADD:	Stock Options Exercised	22,550	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	0	
	Other Issuance (provide description):	0	
SUBTRACT:	Issuer Bid (Purchase/Cancellation)	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**104,969,075**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		**802,741**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(0)
	Closing Reserve for Dividend Reinvestment Plan		**802,741**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,013,375**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price		# of Options Granted
05-Feb-2004	Don J. Blaustein	05-Feb-2014	$31.21	CAD	15,000
	Fernando L. Pinherio	05-Feb-2014	$31.21	CAD	10,000
			SUBTOTAL		**25,000**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price		# of Options Exercised
05-Feb-2004	Matthew W. Barrett	06-Jul-1994	$11.09	CAD	5,000
	Robert G. Patterson	14-May-1996	$11.60	CAD	300
09-Feb-2004	Matthew W. Barrett	06-Jul-1994	$11.09	CAD	5,000
19-Feb-2004	Mark Porter	30-Jan-2002	$27.42	CAD	1,250
	Armand Thompson	27-Jun-2000	$14.04	CAD	4,000
	Armand Thompson	18-May-2001	$22.50	CAD	4,500
24-Feb-2004	Armand Thompson	07-Sep-1999	$12.52	CAD	2,500
			SUBTOTAL		**(22,550)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL	**(0)**	**(0)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price		Number
14-Feb-2004	Derek Baxter	10-May-2002	09-May-2012	$36.79	CAD	375
	Kathleen Collins	10-May-2002	09-May-2012	$36.79	CAD	375
18-Feb-2004	Gustavo Horta Ramos	10-May-2002	09-May-2012	$36.79	CAD	1,250
29-Feb-2004	Wayne Cheeseman	10-May-2002	09-May-2012	$36.79	CAD	2,250
16-Jan-2004	David Zajdlik	02-May-2003	02-May-2013	$32.31	CAD	500
31-Jan-2004	Jean-Guy J. Beaudin	18-May-2001	17-May-2011	$22.50	CAD	1,500
				SUBTOTAL		**(6,250)**
Stock Option Outstanding — Closing Balance						**5,009,575**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**7,044,513**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(22,550)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		**7,021,963**

All information reported in this Form is for the month of **FEBRUARY, 2004**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Carole Gagnon
PHONE / EMAIL	(514) 590-6338 / cxgagnon@molson.com
DATE	March 9, 2004

FORM: 1 | Company Name: MOLSON INC. | Stock Symbol: MOL.B

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,443,276**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(0)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,443,276**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

		# of Shares	Balance
B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**		
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. Shares Reserved (for Stock Option Plan)

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of **FEBRUARY, 2004**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE March 9, 2004

MOLSON

PRESS RELEASE – For immediate release

MOLSON PURSUES SHARE REPURCHASE PROGRAM

Montreal, March 10, 2004 - Molson Inc. announces that it has received approval from the Toronto Stock Exchange to proceed with a Normal Course Issuer Bid, pursuant to which Molson may purchase for cancellation up to 3,145,000 of its Class "A" Non-Voting Shares (the "Class "A" Shares") representing approximately 3% of the outstanding shares of Class "A" Shares, and up to 673,000 of its Class "B" Common Shares (the "Class "B" Shares"), representing approximately 3% of the outstanding shares of Class "B" Shares as at March 3, 2004.

As at March 3, 2004, Molson had 104,981,675 issued and outstanding Class "A" Shares and 22,430,676 issued and outstanding Class "B" Shares. The purchases may commence on March 15, 2004. It will terminate on March 14, 2005, or on such earlier date as Molson may complete its purchases pursuant to the Notice of Intention filed with the TSX. The purchases will be made by Molson in accordance with the requirements of the exchange and Molson will pay market price for any Class "A" Shares or Class "B" Shares at the time of acquisition. Molson will make no purchases of Class "A" Shares or Class "B" Shares other than open-market purchases.

Molson shall purchase Class "A" Shares or Class "B" Shares when it believes circumstances and trading prices warrant a share purchase as an appropriate use of corporate funds and for the potential benefit of shareholders. More particularly, the Corporation intends to purchase a number of shares sufficient to counter the dilutive effect of the granting of options.

Molson has not purchased any Class "A" Shares or Class "B" Shares in the last twelve months except 811,600 Class "A" Shares at an average price of $32.73 per share pursuant to the current normal course issuer bid that expires on March 12, 2004.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

- 30 -

For further information:

Media
Sylvia Morin
Senior Vice President, Corporate Affairs
(514) 590-6345

Investors and analysts:
Danielle Dagenais
Vice President, Investor Relations
(514) 599-5392

MOLSON

PRESS RELEASE – For immediate release

MOLSON GAINS GREATER NORTH AMERICAN MARKET DEPTH WITH APPOINTMENT OF NEW CHIEF OPERATING OFFICER

Montréal, March 15, 2004 – Molson announced today the appointment of Kevin T. Boyce to the position of President and Chief Operating Officer, North America. Mr. Boyce takes on a newly created position, as Molson moves towards a consolidated and coordinated focus in Canada and in the United States.

In the COO role, Kevin Boyce will have complete P&L responsibility for Molson Canada and Molson U.S.A. and he will tap into his extensive marketing experience in the North American consumer products industry as well as his leadership and successful track record in driving organizations to achieve superior growth. In past executive positions, Mr. Boyce delivered top and bottom line financial performance while also attaining operational excellence and high employee satisfaction and commitment during his 18 years with Unilever.

"The COO position was my entry point into Molson and it provided me with the focus and involvement required to deliver market share growth in Canada. Kevin's extensive experience in Canada, as well as his senior executive positions in the U.S. Italy and the U.K., all with Unilever, will greatly benefit Molson and add needed management depth," explained Daniel J. O'Neill, President and CEO, Molson Inc.

Effective April 5th 2004, Kevin Boyce will be based in Toronto.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

-30-

FOR MORE INFORMATION:

Media
Sylvia Morin
Senior Vice President, Corporate Affairs
(514) 590-6345

Investors and analysts
Danielle Dagenais
Vice President, Investor Relations
(514) 599-5392

MOLSON

Le 19 mars 2004

Commission des valeurs mobilières du Québec
Tour de la Bourse, 22 étage
800 Square Victoria
Montréal (Québec) H4Z 1G3

OBJET : MOLSON INC. - Avis d'O.P.R. sous le régime d'une dispense (R-189.1.2 QC)

Madame,
Monsieur,

Veuillez trouver ci-joint notre Avis de régime de rachat d'actions ordinaires dans le cours normal des affaires de Molson inc.

Nous incluons également notre paiement de droits exigibles, soit 4 990,22 $ au Québec, pour le dépôt de cet avis.

N'hésitez pas à communiquer avec la soussignée pour tout renseignement additionnel ou document complémentaire.

Veuillez agréer, Madame, Monsieur, l'expression de nos remerciements anticipés.

pour Molson inc.

Nathalie Delisle
Conseillère juridique
ND/amb
p.j.

Molson Inc.
1555, rue Notre-Dame Est, Montréal (Québec) Canada H2L 2R5
Téléphone : (514) 521-1786 • Télécopieur : (514) 590-6358 • www.molson.com

AVIS SELON LES ARTICLES 189.1.2 ET 189.1.3 DU RÈGLEMENT SUR LES VALEURS MOBILIÈRES (QUÉBEC)

PROGRAMME DE RACHAT D'ACTIONS ORDINAIRES PAR MOLSON INC.

1. **Dénomination et adresse du siège social**

   Molson Inc.
   1555, rue Notre-Dame est
   Montréal (Québec) H2L 2R5

2. **Nom et adresse de l'initiateur**

   Molson inc.
   1555, rue Notre-Dame est
   Montréal (Québec) H2L 2R5

3. **Désignation des titres qui font l'objet de l'offre**

   Actions ordinaires non votantes Classe A et Actions ordinaires Classe B

4. **Date de l'offre**

   Du 15 mars 2004 au 14 mars 2005

5. **Nombre maximal de titres de la catégorie sur laquelle porte l'offre que l'initiateur compte acquérir**

   Environ 3,145,000 actions de catégorie A, soit environ 3% des actions catégorie A émises et en circulation et environ 673,000 actions ordinaires catégorie B, soit environ 3% des actions ordinaires catégorie B émises et en circulation

6. **Valeur en monnaie canadienne de la contrepartie offerte par titre**

   Valeur du marché

7. **Les droits exigibles selon l'offre, établis selon l'article 271.4(1)**

3 145 000 x 0,02% x 25% x 30,75 $ =	4 835,44 $ - 15% (réduction) =	4 110,12 $
670 000 x 0,02% x 25% x 30,77 $ =	1 035,41 $ - 15% (réduction) =	880,10 $
Total :	5 870,85 $	4 990,22 $

Le 19 mars 2004

pour **MOLSON INC.**

Nathalie Delisle
Conseillère juridique et Secrétaire adjointe